VF 3-5-03

03012951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 40487

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: **TSD TRADING, LLC**
FN: theStreet Direct LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK,	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALVATORE RISI **(212) 332-2612**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. D.C.
165

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 20 2003

OATH OR AFFIRMATION

I, SALVATORE RISI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TSD TRADING, LLC

, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

Karen Crowe
Notary Public-State of New York
No. 01CR6052729
Qualified in Rockland County
My Commission Expires 12/26/2006

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (0) Supplementary Report of Independent Auditors on Interest Control required by SEC Rule 17-a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

The TSD Trading, LLC

Year ended December 31, 2002
with Report of Independent Auditors

TSD Trading, LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
TSD Trading, LLC

We have audited the accompanying statement of financial condition of TSD Trading, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TSD Trading, LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 21, 2003

TSD Trading, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 114,491
Due from clearing broker	775,415
Other assets	52,000
Total assets	$ 921,906
Liabilities and member's capital	
Liabilities:	
Accrued expenses	$ 106,554
Total liabilities	106,554
Subordinated Loan	150,000
Member's capital	665,352
Total liabilities and member's capital	$ 921,906

See accompanying notes.

TSD Trading LLC
(formerly The Street Direct, LLC)

Notes to Financial Statements

December 31, 2002

1. Organization

TSD Trading LLC (formerly The Street Direct, LLC) (the "Company") is a single-member Delaware limited liability company which commenced operations on November 19, 2000. The Company changed its name to TSD Trading LLC in March 2002 and is wholly owned by Carlin Equities Corp ("Carlin"). The Company acts as an introducing broker for which it earns commissions and enters into proprietary security transactions for its own account. All transactions for customers and proprietary trading are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

2. Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions earned as an introducing broker and their related expenses are recorded on a trade date basis.

Purchases and sales of securities and related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses are reflected in Trading on the statement of operations and changes in member's capital based on the last price on the securities exchanges on which they trade. At December 31, 2002, the Company did not have any positions in securities owned or securities sold, not yet purchased.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Taxes

A limited liability company is taxed as a partnership and as such is not a taxpaying entity. Each member is individually responsible for his or her share of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes on the Company.

4. Due from Clearing Broker

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker (Spear, Leeds & Kellogg) pursuant to a clearance agreement. The clearing broker pays interest on credit balances at the targeted Fed Funds rate.

At December 31, 2002, the due from clearing broker reflected on the statement of financial condition are commissions receivable and cash held by the clearing broker. There were no positions in Securities owned or Securities sold, not yet purchased as of December 31, 2002.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customer accounts and clears such transactions.

For transactions in which the Company, through its clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these transactions.

5. Related Party Transactions

The Company has a $150,000 subordinated loan from a shareholder of Carlin. The Company pays interest on the subordinated loan at 8% per annum. The loan is scheduled to mature on April 30, 2003. This loan and the interest thereon is subject to the claims of general creditors and has been approved by the NASD for inclusion as equity in computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. The Company estimated the stated value of the subordinated loan to equal its fair value.

6. Concentration of Credit Risk

The Company maintains cash deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

7. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the financial instruments recognized in the statement of financial condition (including receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature.

8. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $763,352, which was $663,352 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.14 to 1.

8. Net Capital Requirement (continued)

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

9. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the member accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.